SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Singular Genomics Systems, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

82933R100

(CUSIP Number)

December 31, 2023

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 82933R100

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	Domain Partners IX, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	3,763,985 shares of Common Stock *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	3,763,985 shares of Common Stock *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,763,985 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	5.1% **
12)	Type of Reporting Person	PN

* As of December 31, 2023

** Based on 73,384,510 shares of Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023

CUSIP NO. 82933R100

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	Domain Associates, LLC
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	15,000 shares of Common Stock *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	15,000 shares of Common Stock *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	15,000 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	Less than 0.1% **
12)	Type of Reporting Person	PN

* As of December 31, 2023

** Based on 73,384,510 shares of Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023

CUSIP NO. 82933R100

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on January 4, 2022 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 1(b) – Address of Issuer’s Principal Executive Offices

3010 Science Park Road, San Diego, CA 92121

Item 4	– Ownership.

(a) through (c):

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13G.

CUSIP NO. 82933R100

Signature:

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2024

DOMAIN PARTNERS IX, L.P.
By:	One Palmer Square Associates IX, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact

DOMAIN ASSOCIATES, LLC
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact